April 30, 2019

Julie Whalen
Chief Financial Officer
Williams Sonoma Inc
3250 Van Ness Avenue
San Francisco, CA 94109

       Re: Williams Sonoma Inc
           Form 8-K filed March 20, 2019
           File No. 001-14077

Dear Ms. Whalen:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 8-K filed March 20, 2019

Non-GAAP Reconciliations, page 8

1. Please tell us your consideration of the guidance in the answer to Question 102.10 of the
      Non-GAAP Financial Measures section of our Compliance Disclosure and Interpretations related to your presentation of full non-GAAP income statements.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Julie Whalen
Williams Sonoma Inc
April 30, 2019
Page 2

      You may contact Tony Watson, Accountant, at (202) 551-3318 or Donna Di Silvio,
Accountant, at (202) 551-3202 with any questions.



FirstName LastNameJulie Whalen                         Sincerely,
Comapany NameWilliams Sonoma Inc
                                                       Division of Corporation
Finance
April 30, 2019 Page 2                                  Office of Consumer
Products
FirstName LastName